Exhibit 99.1

FCA to Announce Third Quarter 2016 Financial Results on October 25

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the third quarter of 2016 will be released on Tuesday, October 25, 2016.

A live audio webcast and conference call of the 2016 Q3 results will begin at 1:30 p.m. BST / 2:30 p.m. CEST / 8:30 a.m. EDT on Tuesday, October 25.

Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.

London, 10 October 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com